John A. Burgess
+1 617 526 6418(t)
+1 617 526 5000(f)
March 8, 2010	john.burgess@wilmerhale.com
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng, Esq.
Re:	SS&C Technologies Holdings, Inc. Amendment No. 2 to Form S-1 Filed February 25, 2010 File No. 333-164043
Ladies and Gentlemen:
     On behalf of SS&C Technologies Holdings, Inc. (the “Company”), in connection with Amendment No. 1 to its Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2010 (the “Amendment No. 1”) and Amendment No. 2 to its Registration Statement on Form S-1 filed with the SEC on February 25, 2010 (the “Amendment No. 2”), set forth below is the Company’s response to the first bullet point of comment number 6 from the letter dated January 22, 2010 from Maryse Mills-Apenteng, Special Counsel, of the Staff (the “Staff”) of the SEC to William C. Stone, the Company’s Chairman and Chief Executive Officer. This letter supplements the Company’s response letter to the Staff, dated February 5, 2010, that was provided in connection with the filing of Amendment No. 1. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company or its wholly owned subsidiary, SS&C Technologies, Inc. (“SS&C”). The response is keyed to the numbering of the comments and the headings used in the Staff’s letter.
     On behalf of the Company, we advise you as follows:
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Critical Accounting Estimates and Assumptions, page 45
Stock-based Compensation, page 48
1.	When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their

Maryse Mills-Apenteng
March 8, 2010

estimated price range and amount for your stock. Additionally, please revise to provide the following information in your disclosures.
•	The significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g., illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any.

Response:	Preliminary IPO Offering Price:

The Company and the underwriters first initiated discussions regarding the Company’s initial public offering in October 2009. Until March 4, 2010, the underwriters were still finalizing their respective valuation ranges for the Company’s common stock and had not communicated any preliminary valuation or proposed price range to the Company.

Based on preliminary feedback received from the underwriters on March 4, 2010, and subsequent discussions between the Company and the underwriters since that date, the Company now estimates that the public offering price for its shares of common stock, prior to giving effect to a stock split to be effected prior to the offering, will be approximately $119.00 per share, the midpoint of the preliminary range of $110.50 to $127.50. After giving effect to an anticipated 8.5-for-1 stock split to be effected prior to the offering, the public offering price would be approximately $14.00 per share, the midpoint of the preliminary range of $13.00 to $15.00. The Company advises the Staff that this range is preliminary and may differ materially from the ultimate IPO price range of the Company’s shares of common stock. The Company will reflect the estimated price range, the stock split and other relevant information in an amendment to the Registration Statement to be filed before printing preliminary prospectuses and beginning the road show.

Fair Market Value of Recent Option Grants:

As previously disclosed in the Registration Statement, the Company’s Board of Directors granted options to purchase shares of the Company’s common stock in December 2009, January 2010 and February 2010 (the “Recent Option Grants”) at an exercise price of $123.50 per share, which the Board of Directors determined was equal to the estimated fair value of the underlying common stock on the date of grant. This exercise price is

Maryse Mills-Apenteng
March 8, 2010

within the estimated pre-split valuation range of $110.50 to $127.50 per share, and above the $119.00 midpoint of such range.

Further, the Company respectfully advises the Staff that the estimated fair value of the Company’s common stock for the Recent Option Grants of $123.50 per share is approximately 97% of the high-point of the estimated price range. As a result of the determinations of fair value that have been made to date, and the estimated price range determined in discussions with the Company’s underwriters, the Company respectfully submits that no additional reassessment of fair value is required, nor is any additional disclosure necessary in the Registration Statement.

* * * * *
     The Company and the underwriters are currently preparing to begin the road show for the offering on or about Monday, March 15, 2010. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.
     If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or James R. Burke or Justin L. Ochs of this firm at (617) 526-6062 and (202) 663-6303, respectively.
Sincerely,

/s/ John A. Burgess
John A. Burgess

cc:	Kathleen Collins, Esq. Melissa Feider, Esq. Evan S. Jacobson, Esq. James R. Burke, Esq. Justin L. Ochs, Esq.